VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Rufus Decker

RE:	ArcelorMittal
Form 20-F for the Year ended December 31, 2011
Filed February 22, 2012
Form 20-F/A for the Year ended December 31, 2011
Filed March 6, 2012
File No. 333-146371

Dear Mr. Decker:

By letter dated May 3, 2012, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”) and Annual Report on Form 20-F/A (“Form 20-F/A”).  This letter sets forth ArcelorMittal’s responses to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Form 20-F for the Year Ended December 31, 2011

Item 4 – Information on the Company

D. Property, Plant and Equipment

Reserves (Iron Ore and Coal)

1.
We note your response to prior comment four from our letter dated April 11, 2012. Supplementally please provide us with a table showing the prices and costs used to establish reserves for each of your mines in each of the last three fiscal years, along with a comparison to the three year average price at each reserve determination date.

Securities and Exchange Commission, p. 2

The Company notes that it will respond to this comment in a separate letter to the Staff pursuant to a confidential treatment request.

Item 5 – Operating and Financial Review and Prospects

A.  Operating Results

Mining Sales

2.	We note your proposed disclosures provided in response to comment seven from our letter dated April 11, 2012 and have the following additional comments.
•
You indicate that the increase in mining sales to external customers was due, in part, to the increase in iron ore and coal shipments to external customers.  Please clarify why you were able to attain those higher shipments.  For example, based on your tabular presentation of mining shipments, it appears that you have increased your external shipments of iron ore and coal as a percentage of total shipments of iron ore and coal for the year ended December 31, 2011 versus 2010.  If this is correct, explain the underlying causes for this increase and whether management expects this trend to continue.

•
Your discussion of selling prices refers to the average benchmark iron ore and hard coking coal price per tonne which includes a caution to readers that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.  Please expand your disclosures to address the impact that actual selling prices had on your mining sales.

The Company acknowledges the Staff’s comment.  The Company advises the Staff as follows.

•
In 2011, the Mining segment established an international commercial team responsible for developing business with external customers globally and focusing in particular on growth markets in the Middle East and Asia. This approach was adopted in anticipation of significant growth in Mining segment production as from 2012. In 2011 substantial strategic trial tonnages were sold to new customers globally. Management expects this trend for increased sales to external global customers to continue as production and external sales emphasis are increased in coming years.

•	Higher selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.0 billion of the increase in mining segment sales.

The Company proposes to reflect the above in its future filings as follows (disclosure that is in addition to that proposed in the Company’s April 25th letter is in bold and italics):

Securities and Exchange Commission, p. 3

In the Mining segment, sales were $6.3 billion for the year ended December 31, 2011, representing an increase of 43% from sales of $4.4 billion for the year ended December 31, 2010. The increase was primarily due to higher selling prices of iron ore and coal driven by increases in international prices, as well as higher shipments from own mines for both iron ore and coal.   Higher selling prices on marketable coal and iron ore sales (internal market-priced plus external sales) accounted for approximately $1.0 billion of the increase in mining segment sales.  Sales in the first half of 2011 were $2.8 billion, up 41% from the same period in 2010, while sales in the second half of the year were $3.5 billion, up 45% from the same period in 2010.  Sales to external customers were $1.5 billion for the year ended December 31, 2011, representing a 30% increase compared to $1.2 billion for the year ended December 31, 2010.  The increase is mainly due to higher shipment volumes and selling prices.   Iron ore shipments to external customers increased 29% from 7 million tonnes in 2010 to 9 million tonnes in 2011, and coal shipments to external customers increased 65% from 2.1 million tonnes to 3.5 million tonnes.  The increase in volume of external sales was due in part to the Company's increased marketing efforts in anticipation of increasing mining production.  The Company expects the trend toward an increase in the external sales as a percentage of overall mining sales to continue in the near to mid-term.  With respect to prices, for example, the average benchmark iron ore price per tonne of $167.59 CFR China and the average benchmark price for hard coking coal FOB Australia were 14.2% and 51% higher than in 2010, respectively.  It should be noted, however, that there may be no direct correlation between benchmark prices and actual selling prices in various regions at a given time.

Operating Income (Loss)

3.	We note your response to prior comment nine from our letter dated April 11, 2012 and have the following additional comments.

•
You indicate that you do not allocate depreciation between internal and external sales and therefore cannot provide readers with an indication of how external sales of iron ore and coal have impacted your consolidated operating income.  Please explain then the basis for your statement under the section, Operating Income (Loss), that the rise in ArcelorMittal’s operating income in 2011 was primarily driven by a profitability improvement in Flat Carbon Americas and the Mining segment.

•
Please explain how you determine the elimination entries necessary to reconcile segment operating income to consolidated operating income if you do not track operating income generated from externals sales for each of your segments.

•
You indicate that you have information regarding EBITDA of the mining segment as this is the profitability metric that management monitors since the outset of the accounting for mining as a separate segment in 2011.  If this is the only measure of your mining segment’s profit or loss reported to your CODM for the purposes of making decisions about allocating resources to the mining segment and assessing its performance, please explain why you have not provided this measure in lieu of the operating income (loss) measure.  Refer to paragraph 25 of IFRS 8.

Securities and Exchange Commission, p. 4

The Company acknowledges the Staff’s comment.

The Company respectfully submits to the Staff that, in the section “Operating Income (Loss)” under Item 5 of its Form 20-F, it aims to provide sufficient information to allow a reader to understand the changes and trends in the operating profitability of reportable segments on the same basis as the information presented in Note 25 of the consolidated financial statements included in the Form 20-F/A for the year ended December 31, 2011 and as if each segment were a separate entity, which is the basis of presentation regularly provided to the chief operating decision maker (“CODM”). Changes and trends in operating profitability are analyzed and described irrespective of the nature of customers (i.e., irrespective of whether they are Group customers or external customers).  As described in Note 25 of the consolidated financial statements included in the Form 20-F/A, transactions between segments are conducted on the same basis of accounting as transactions with third parties, except for certain mining products shipped internally and reported on a cost-plus basis.  In all cases, depreciation and amortization expenses are determined and reported by each Group company following the accounting policies described in Note 2 of the consolidated financial statements.

With regard to the elimination entries necessary to reconcile segment operating income to consolidated operating income, for the Staff’s information, such eliminations are based on a comparison of two sources of internally generated information. The seller-subsidiary declares an average operating profit margin per tonne (based on the difference between sales prices and cost of goods sold including depreciation) for a given class of raw materials, work in progress or finished goods. The buyer-subsidiary declares quantities in stock purchased from a specific seller and for a specific class of goods. The stock margin elimination corresponds to the operating profit margin per tonne multiplied by the quantities in stock. The elimination reduces operating income of the seller and the carrying amount of inventories held by the buyer. When the seller and the buyer belong to different reportable segments, the decrease in operating income is presented in the column Others / Eliminations in Note 25 of the consolidated financial statements. The Company will provide separate columns for “other” and “elimination” in future filings as described in its responses to the Staff’s comments in the letter dated April 25, 2012.

With respect to information provided to the CODM for the purposes of making decisions about allocating resources to the mining segment and assessing its performance, the Company respectfully submits to the Staff that the performance of each operating segment is reported to the CODM on the basis of operating income and EBITDA.  It is only for individual sales, including the aggregation of external and internal sales, for which the Company only presents EBITDA and not operating income.  The Company respectfully notes that IFRS 8 provides that if the CODM uses more than one measure of a segment’s profit or loss, assets or liabilities, the reported measures should be those that management believes are most consistent with those used in the entity’s consolidated financial statements. Therefore, in accordance with IFRS 8, the Company reports its segment information on the basis of operating income, as it is more consistent with the Company’s consolidated financial statements than EBITDA.

Securities and Exchange Commission, p. 5

Form 20-F/A for the Year Ended December 31, 2011  Item 18 – Financial Statements

Note 25 - Segment and Geographic Information, page F-84

4.
We note your response to prior comment 14 from our letter dated April 11, 2012.  Please quantify for us the corporate costs, income from non-steel operations, and the elimination of stock margins between the segments for each period presented.

The Company acknowledges the Staff’s comment.  The Company supplementally provides in the following table information regarding corporate costs, income from non-steel operations and the elimination of stock margins:

	2009	2010	2011
(in millions of U.S. dollars)
Corporate and shared services(1)	(310)	(447)	(265)
Real Estate and financial activities	25	(24)	154
Shipping and logistics	9	18	73
Provisions(2)	(6)	(233)	90
Intragroup stock margin eliminations(3)	192	(284)	19
Depreciation and impairment	(72)	(122)	(34)
	(161)	(1,092)	37

___________

(1)	Includes primarily staff and other holding costs and results from shared service activities which are not allocated to other operating segments.
(2)
The amount for 2010 includes an increase of $206 million related to a commercial dispute in respect of which no legal action has commenced, as disclosed in Note 20 of the consolidated financial statements.

(3)
The positive amount in 2009 was primarily driven by a significant reduction in inventories (primarily metal stock) following the 2008-2009 economic crisis.  In 2010, inventory levels increased again following improved economic and demand conditions which, combined with a sharp increase in iron ore and coking coal prices, resulted in higher intragroup margin eliminations.

Securities and Exchange Commission, p. 6

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924) or Monica Kays (+33-1-4074-6983).

Sincerely,

/s/ John D. Brinitzer

John D. Brinitzer

cc:	Simon Evans, Esq.
(ArcelorMittal)